Exhibit 99.1

CONTINENTAL ENERGY CORPORATION

The "Reporting Issuer" Or The "Company"

FORM 51-101F1  STATEMENT OF RESERVES DATA

AND OTHER OIL AND GAS INFORMATION

For Fiscal Year Ended 30 June 2008

This is the form referred to in item 1 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Terms for which a meaning is given in NI 51-101 have the same meaning in this Form 51-101F1.

TABLE OF CONTENTS

PART 1	Date Of Statement	Page 1
PART 2	Disclosure Of Reserves Data	None - Not Included
PART 3	Pricing Assumptions	None - Not Included
PART 4	Changes In Reserves & Future Net Revenue	None - Not Included
PART 5	Additional Information Relating To Reserves Data	None - Not Included
PART 6	Other Oil And Gas Information	Page 1
Form 51 101F2	Report On Reserves Data By Independent Qualified Reserves Evaluator Or Auditor	None - Not Included
Form 51 101F3	Report of Management and Directors on Oil And Gas Disclosure	Filed Separately

PART 1

DATE OF STATEMENT

Item 1.1

Relevant Dates

1.

The date of this report and statement is: November 4, 2008.

2.

The effective date of information provided in this statement is as of the Company's most recently completed fiscal year ended: June 30, 2008.

3.

The date of preparation the information provided herein is: November 4, 2008.

PART 6

OTHER OIL AND GAS INFORMATION

Item 6.1

Oil and Gas Properties and Wells

The Company’s important oil and gas properties, wells, plants, facilities and installations are summarized as follows:

1.

Bengara-II Block Oil & Gas Property

Property Name:	Bengara-II Block PSC Contract Area
Location:	East Kalimantan, Indonesia, mostly onshore, with part offshore.
Contract Area:	Total 243,700 hectares.
Contract Type	Production Sharing Contract (PSC) with Indonesian government.
Contract Term	Ten years exploration + additional 20 years production from 4 Dec 1997.
Operator:	Company's 18% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd.
Exploration Wells:	Four drilled by Operator to date of this report.
Development Wells:	None drilled by Operator to date of this report.
Producing Wells:	None drilled by Operator to date of this report.
Plant & Equipment:	None.
Surface Facilities:	None.
Reserves:	The Bengara-II Block is an exploration stage property with no reserves of any classification attributable to it.

4 November 2008 Fm51-101F1 Continental Energy Corp. Page 1 of 3

Item 6.2

Properties With No Attributed Reserves

1.

The gross area of all oil and gas properties with no attributed oil or gas reserves in which the Company has an interest, by country and property, are:

Country	Property	At FYE June 30, 2008	At this Report Date
Indonesia	Bengara-II Block	243,700 hectares	243,700 hectares

2.

The net area or area of the Company’s oil and gas properties net to the Company’s participating interest in them, by country and property, are:

Country	Property	At FYE June 30, 2008	At this Report Date
Indonesia	Bengara-II Block	43,866 hectares	43,866 hectares

3.

The Company’s oil and gas property is held under a concession arrangement with the host government which oblige the PSC concession holder to undertake specific exploration or development work on the properties. The nature, schedule and amount of the Company’s commitments on its exploration property is summarized below.

(a)

Bengara-II Block Oil & Gas Property

As of the date of this report the Company’s  share of the Bengara-II PSC work commitment undertaken by the Bengara subsidiary, which totalled US$ 25,000,000 or the drilling 4 exploration wells before 4 December 2007, has been met in full. The Company has filed on November 23, 2007 for an additional three year period to appraise apparent oil discoveries on the Bengara-II Block in advance of submission of a Plan of Development for the Sebaraba – Punga area. As of the date of this report the approval has not yet been received.

Item 6.6

Costs Incurred

The net costs incurred by the Company to the Company’s participating interest share of its oil and gas properties in the Company’s most recently completed financial year ended June 30, 2008, by country, by property and by category of expenditure, are:

(a)

New Property Acquisition Costs:

•

Indonesia – Properties with Proved Reserves:

None

•

Indonesia – Properties with No Proved Reserves:

None

(b)

Existing Property Exploration Costs:

•

Indonesia – Bengara-II Block -

US$ 32,760

 (c)

Existing Property Development Costs:

•

Indonesia – Bengara-II Block -

None

Item 6.7

Exploration and Development Activities

1.

The number of gross wells and net wells completed in the Company’s properties in the Company’s most recently completed financial year ended June 30, 2008 by country and well classification, are:

•

Indonesia – Completed Exploration Wells:

4

•

Indonesia – Completed Development Wells:

None

2.

The number of gross wells and net wells completed in the Company’s properties in the Company’s most recently completed financial year ended June 30, 2008, by country and well classification, that were oil wells, gas wells, service wells or dry holes are:

•

Indonesia – Exploration Wells Completed as Dry Holes:

4

•

Indonesia – Exploration Wells Completed as Oil or Gas Wells:

None

•

Indonesia – Development Wells Completed as Producers:

None

4 November 2008 Fm51-101F1 Continental Energy Corp. Page 2 of 3

3.

The Company’s most important current and short term future planned oil and gas exploration and development activities, by country, are:

•

Indonesia  -  The Company's 18% owned Indonesian operating subsidiary drilled 4 exploration wells in the Bengara-II Block during fiscal 2008. Results of these wells are being evaluated and a 400 square kilometer 3D seismic program is planned. The Company also expects to seek new oil and gas exploration and production properties in Indonesia and elsewhere during fiscal year 2009.

Form 51-101F2

The companion Form 51-101F2 “Report On Reserves Data By Independent Qualified Reserves Evaluator Or Auditor” to this Form 51-101F1 filed concurrently and is nil because the Company is an exploration stage company and has no reserves to report on.

Form 51-101F3

The companion Form 51-101F3 “Report of Management and Directors on Oil And Gas Disclosure” pertaining to this Form 51-101F1 is filed concurrently with this Form 51-101F1.

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4 November 2008 Fm51-101F1 Continental Energy Corp. Page 3 of 3

CONTINENTAL ENERGY CORPORATION

FORM 51-101F2

REPORT ON RESERVES DATA BY

INDEPENDENT QUALIFIED RESERVES EVALUATOR

This is the form referred to in item 2 of section 2.1 of National Instrument 51-101

Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.

Report on Reserves Data

This Form 51-101F2 report is filed concurrently with Forms 51-101F1 and 51-101F3. This is a nil and blank report because the Company is an exploration stage company and has no oil and gas reserves to report during its fiscal year ended 30 June 2008.

Dated effective November 4, 2008

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CONTINENTAL ENERGY CORPORATION
Form 51-101F3

Report of Management and Directors on Oil And Gas Disclosure

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas

Activities (“NI 51-101”). Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.

Reserves  Management of Continental Energy Corporation (the "Company") are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This  information includes reserves data, which consist of the following:

1.   proved and proved plus probable oil and gas reserves estimated as at [last day of the reporting issuer’s most recently completed financial year] using forecast prices and costs; and

2.   the related estimated future net revenue; and

3.   proved oil and gas reserves estimated as at [last day of the reporting issuer's most recently completed financial year] using constant prices and costs; and

4.   the related estimated future net revenue.

Independent Qualified Reserves Evaluator    At such time as reserves are established an independent qualified reserves evaluator shall be appointed to review the Company’s reserves data annually as required. The report of the independent qualified reserves evaluator shall be presented in the form prescribed by Form 51-101F2 and would be filed with securities regulatory authorities concurrently with this Form 51-101F3 report and with Form 51-101F1.

Reserves Committee  The board of directors of the Company have established a Reserves Committee consisting of the undersigned directors and officers. At such time as the Company establishes oil and gas reserves it is the duty and responsibility of the Reserves Committee to:

1.   review the Company’s procedures for providing information to the independent qualified reserves evaluator;

2.   meet with the independent qualified reserves evaluator[ to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation and, because of the proposal to change the independent qualified reserves evaluator, to inquire whether there had been disputes between the previous independent qualified reserves evaluator and management; and

3.   review the reserves data with management and the independent qualified reserves evaluator.

Other Oil & Gas Information  The Reserves Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has on the recommendation of the Reserves Committee, approved:

1.   the content and filing with securities regulatory authorities of the reserves data and other oil and gas information in accordance with Form 51-101F1;

2.   the lack of need to file a report this year or filing of a “nil” report of the independent qualified reserves evaluator in Form 51- 101F2 due to the fact that the Company is an exploration stage company and as of the date of this report has no reserves; and

3.   the content and filing of this report in Form 51-101F3.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Signed, and dated effective November 4, 2008

“s/b: Richard L. McAdoo”	“s/b: James D. Eger”
Richard L. McAdoo	James D. Eger
Director, President & Chairman of the Board	Director, Vice President - CFO & Secretary
Member of the Reserves Committee	Member of the Reserves Committee